UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On March 31, 2025, Apollomics Inc. ( “Apollomics” or the “Company”) announced that it had entered into an agreement for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, Apollomics’ proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of non-small cell lung cancer (“NSCLC”) and other tumor types with LaunXP International Co., Ltd. (“LaunXP”), an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876).

Under the terms of the agreement, Apollomics is to receive upfront payments totaling $10 million within 60 days of the date of the agreement. Apollomics is also eligible for regulatory and other pre-commercial milestone payments of up to $50 million, and royalties on net product sales. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory for the treatment of NSCLC.

The Company has issued a press release entitled “Apollomics and LaunXP Announce Development and Commercialization Agreement for Vebreltinib.” A copy of the press release is furnished hereto as Exhibit 99.1.

The press release set forth in Exhibit 99.1 is being furnished with the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Notwithstanding the foregoing, the information in this 6-K regarding the agreement with LaunXP is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release, dated March 31, 2025, entitled “Apollomics and LaunXP Announce Development and Commercialization Agreement for Vebreltinib”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollomics Inc.

Date: March 31, 2025	By:	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D.
Chief Executive Officer

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